August 1, 2009

To Our Shareholders:

Well, where are we now, a year “wiser” than mid-summer last year?  When last I wrote you, we were amidst an evolving situation, perhaps “melt down” would be a better term.  The problem began with “subprime mortgages” originated outside of the protective tent of consumer bank regulation, funded and sold through securitization by Wall Street players. But beginning in 2007, the real estate bubble which resulted from this process had burst.  Property values collapsed, especially in a handful of states, principally Florida, California, and Arizona.  By last summer, an expansive disruption of credit markets both here and abroad developed because investment in these subprime mortgage securities was pervasive to a degree that caught the Securities and Exchange Commission (SEC), Federal Reserve, and regulators world-wide by surprise.

Though we acknowledged at that time the situation had not involved the Rochester metropolitan region’s geography or its demography to the degree experienced elsewhere.  At mid-year 2008, we had strong year-over-year performance of $14.19 per share (a 23.5% increase); the historical extent and breadth of the financial crisis was yet to be made apparent.  On September 15th, Lehman Brothers filed for bankruptcy, thereafter Merrill-Lynch was acquired by Bank of America rather than follow Lehman’s path down and out, and in downtown Canandaigua, a fierce wind storm blew over the venerable clock, which stood on our Main Street for 60 years in front of the “Lower Bank” (Lincoln-Alliance, Lincoln-Rochester, Lincoln-First, Chase-Lincoln, now JPMorgan-Chase), in what could only be said to be an omen of future calamities to come!

And so the calamites did come as the Treasury and Federal Reserve sought to find the limits of the ensuing “melt down” evinced by the Dow dipping to 6,500 from 14,000 plus, the iconic investment banks which had ruled Wall Street for 80 years vanishing in 80 days, and the top few mega-banks losing 78% to 98% of their stock value capitalization. There followed the spate of rescue packages like the Troubled Assets Recovery Plan (TARP) of $700 Billion for some 500 firms (banks and non-banks alike) and conservatorships for Freddie and Fannie to include the near conservatorship (79.9%) for AIG.

By the second quarter of 2009, signs that the financial crisis had been contained and disaster narrowly averted were apparent, and it is safe to say we are now in what can be termed as “an old fashion recession” with the familiar downturn of the broad economy, rising past dues, pressure on some clients businesses, foreclosures, and rising unemployment.

Though we were approved for a TARP investment of the Treasury of $20 Million which would have created in our hands (leveraged 13 times by deposits) a quarter of a billion in financial stimulus and wherewithal to bolster our region’s economy, we declined the offer rather than be subject to oppressive governmental interference in our business springing from the “outrage” of Congress over CEOs’ salaries and bonuses which was a display in an election year of  favoring political posturing over enacting an effective program to deal with the crisis.  Hundreds of firms rushed in to take the assistance (under the threat of never having an opportunity for such assistance again) and almost immediately those who got in clamored to get out when the foolishness of the terms and restrictions and expense of the engagement finally set in.

However, as sound as we are today having not engaged in the foolish activities which overtook the industry over the last decade, we do not live in a vacuum but in an environment characterized by a slowed economy. Less obvious is that the inevitable expense of funding the recovery falls on us by virtue of our member-ship in the FDIC even though we were not responsible for the problems. The government does not fund the FDIC; CNB and other community banks fund the restoration of the FDIC’s reserves.  Alas, Darwin does not rule in the banking world, since “to the victors do not go the spoils”, but rather the victors get to shoulder the expense of cleaning up the mess of the aftermath. That said, we are happier with our lot than the alternative.

We have just completed our routine annual comprehensive exam by the OCC of the entire bank and passed with flying colors with no loan portfolio downgrades. Recently we have been cited in the financial press as being ranked in the top one half of one percent of the banks in the country based on three-year average of Return On Equity which places us as the best of class in our region in terms of financial earnings.

We are pleased to report earnings for the first half of 2009, of $13.56 per share compared to the unusually strong performance of $14.19 per share for the first half of last year. Net income is $350,000 less that for the same period in 2008.  This reflects the reduction of trust and investments earning from the Wealth Strategies Group (WSG) of $820,000, resulting from lower market value of the assets under management, namely the lower level of the Dow.  Interestingly, mortgage banking income CNB Mortgage Company’s earnings are up a record of $1, 691,000 which is more than double the figure of the WSG’s shortfall.  However, this operational surplus of $871,000 is nearly fully absorbed by an increased Provision for Loan Losses which is up by $530,000. This increase is due in part to growth of the loan portfolio of 13.4% or just over $131 million year over year and an increase in loans that are “slow pay” which we term “non-performing” meaning they may be paying but are behind by more than two months.

Generally, we expense just over 1.00% of each new loan to provide for the possibility of a loan loss.  In times such as these, we add to our reserves conservatively recognizing the slowness of some of our loan accounts as customers feel the pressures of the downturn in their businesses and changes in the earnings of the household. Our net charge offs remain stable due to our strong underwriting processes, compared to a sharp rise in charge offs at peer banks.

This year we have two expense events which are “one off” situations, deemed not part of our recurring expense profile amounting to an increased expense during the first half of $1,500,000: the first is an FDIC “special assessment” over which we have no control; and, the second is an adjustment due to voluntary staff retirements which though payable over three fiscal years, by accounting rule, must be recognized all in this second quarter. After tax, these two elements represent $1.91per share of one-time expense for the first half which more than offsets the $.63 per share of reported reduced performance. The earnings increase year over year for the Company, excluding these items is therefore, actually a positive 9.0% even when including the higher credit related expense of the increased provision for loan losses and the offsetting performances of the WSG and CNB Mortgage.

We are pleased to pay a dividend of $5.05 per share up from the $4.85 in February bringing the total for the year to $9.90 per share or an increase of 10% over 2008 reflecting our strong fundamentals and growth of the Company.  Again we stand for the proposition that we intend to grow the Company not to sell it, but to own it and share with our owners in the current earnings.  After dividends and taxes, about 40% of the earnings are retained in the capital account to fuel the growth for the next year. This capital is leveraged by deposits 13 to 1 to make loans to members of our community. Meanwhile, you as an owner generally receive about one-third of the earnings after taxes currently as a dividend to save or spend as you wish, and remain invested with respect to the other half (an increase in net worth).  Our model is exquisitely simple.

What is on our mind now for the future is the debate in Congress over the redesign of the financial system. Our associations, to include the ABA, NYBA, ICBA, and IBANYS, are diligently at work to resist the onslaught of craziness that appears at this point in the cycle; so do not get too concerned about the rhetoric and the news reports, yet.

First, Congress should extend the existing regulations which apply to banks to the 65-70% of the financial activities not covered by those regulations and which caused most of the problem such as the securitization of subprime mortgages which were not regulated before because legislation traditionally focuses narrowly on the charter (bank, mortgage company, etc.) not the activity (mortgaging, asset based investments, etc.).

Second, Consumer protection is a populist hot button driven by the gamey (though legal) practices of credit card companies adjusting the contract rates and terms in precipitous ways to cover the huge losses now occurring on the large nonperforming card portfolios which were based on risky underwriting and are at risk since they are customarily unsecured. We got out of the consumer credit card issuance business over five years ago as it was a business in which we could not be distinctive or provide value to our customers.  The mischief here is the proposal of the Administration to create a super-consumer watch dog agency separate from the bank’s regulator that currently has responsibility for assuring compliance to consumer laws and which they do in our case very effectively. Because all financial products would have to be pre-approved by such an agency, innovation, which we do a lot of, would be significantly if not completely curtailed so all bank products would be the same.  The right to contract with responsible customers in a novel way would be too risky or burdensome to engage in. This attempt to include the two-thirds of the business not covered before (the shadow banking system) risks the elimination of innovation and freedom of contract for those of us who were not part of the problem. Certainly our signature mortgage loan products of a 3- or 10-year call would be eliminated.  The flexibility of the call provision allows us to manage interest rates so we can carry these loans on our books since we can match our then current cost of funds and thereby maintain a healthy spread upon which our viability rests.  Only though our viability can we assure our continued availability and strength to service the financial needs of the community.

No one has dared raise the question of consumer responsibility to exercise common sense! Of the 4 million subprime mortgages, is it possible that none of the applicants could have known what they were doing?  This has nothing to do with disclosures that experience shows few if any read. Thirty years ago it took six to eight pages to close and file a mortgage. Today that figure is over 100 pages. Our closing officer goes over the papers with each customer, who then signs based on that explanation or that of his or her lawyer in the room.  The compliance burden was estimated by the Federal Reserve 15 years ago to cost the industry $15 Billion a year, adjust for inflation and it is substantially worse today.

Third, moves by members of Congress and the SEC to place executive pay of public companies like ours on the shareholder ballots is pure political tomfoolery.  Most firms of our size go through a structured process using disinterested directors and outside consultants and industry data to maintain a fair and competitive compensation system. For well over ten years, our executives have been paid against a scorecard of specific performance criteria aligned with our strategic plan. The performance of our Company over those ten years is proof positive of the effectiveness of our system.  Shareholders’ voting about a complex system of pay incentives is as ill advised as formulating foreign policy by gathering impromptu interviews of pedestrians on a crowded street.

Likewise, forcing on public companies a rule that as little as 3% of the outstanding shares of a company may nominate candidates for director of 25% of the number on the board of directors reduces the business board to the same level of politics which we have for public office today.  Popularity is not an appropriate criteria for service on business boards, rather integrity of self and intellect, independent thinking, willingness to consider all the possibilities not just the usual commonly accepted alternatives are but just a few elements of leadership, hard decision making, and deliberate risk taking which are required for business, and as a decision process is distinctive from the political decision process. Democratic capitalism, which has made this county what it is today, is a balancing of the two methodologies of decision making, each has its objectives. Care should be taken not to consolidate the two methods and thereby loose the genius which the paring of them offers.  As observed by the Economist Magazine, for over a century and a half, Democratic Capitalism has raised more people out of  misery than any political combination ever has because of how it galvanizes the human spirit and ingenuity into a dynamic living cooperation which meets the needs of the greatest number most directly.

You should also be aware of the problem of internet exposure of the Company and its stock price. The symbol CNND.OB entered into a search engine today shows the stock value to be $275, when the results of the last sealed-bid public auction produced an average price of $314.74 per share as posted on our web site. The price shown on the internet is the result of an intra-dealer quotations system and does not include all of the information for purchases and sales of CNC stock that is available, it may in fact reflect the offer of a single broker at whatever price they happen to enter into the quote system, NOT AN ACTUAL SALE.  CNC Stock is not listed on any stock exchange. The sealed bid auction system for the stock, set up 40 years ago, was designed to offer an alternative to just the mischief which is happening now.  Back then, unscrupulous brokers would make a market in our stock in their “desk drawer” and extract a premium by taking advantage of the unwary.  If you wish to buy or sell stock in CNC, I recommend that you go to the cnbank.com web site for information; the current prices and five years’ of historical data are available.  This information is also a part of our financial statements filed with the SEC and available at www.sec.gov/edgar.shtml.

As we look to the future, our prospects are bright even if the recovery will take well into 2011 to be visible and widely acknowledged.  In our market, foreclosures remain stable, in contrast to the 15% increase in the national trends. Year-over-year increases in loans of 13.4%, deposits of 21.3% and equity (owner’s capital) of 9.3% is real growth that you can bank on.  Especially significant in this performance is 25.4% growth in consumer deposits. We plan to have a “soft” opening of our Alexander Park Office before the end of the year and are moving on second sites in Greece and Webster.  At long last we have received our charter for Canandaigua National Trust Company of Florida (CNTF) in Sarasota where we have renovated a historic bank building on the old Main Street and are open for business.

Thanks goes to our employees who continue through their dedication and passion to keep us on track as we meet the elements of our Mission which is to grow the Community through its households and businesses. We have much to be thankful for and are happy to be associated in this wonderful common enterprise; our success will continue with your support.

Very truly yours,

/s/George W. Hamlin, IV

George W. Hamlin, IV

President and CEO

72 South Main Street, Canandaigua, NY 14424

585-394-4260 www.cnbank.com